Filed by Market Leader, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Market Leader, Inc.

Commission File No.: 000-51032

In connection with the announcement of the merger between Market Leader, Inc. and Trulia, Inc., on May 8, 2013, Jackie Davidson, Chief Financial Officer of Market Leader, Inc. issued the letter to Market Leader employees with equity set forth below:

From: Jackie Davidson

Sent: Wednesday, May 8, 2013 3:10 AM

To: Market Leader Employees with outstanding equity

Subject: Additional Information for Market Leader equity holders

Team,

If you’re receiving this message, you are either a shareholder or option holder in Market Leader, and you likely have questions about how the Trulia/Market Leader deal that we announced today affects your Market Leader equity awards. I have good news for you.

Trulia is purchasing Market Leader shares for $11.33 per share, which is an 18% increase over yesterday’s closing price. The deal is scheduled to close in Q3, and at that time, all Market Leader shareholders will receive $6 in cash and 0.1553Trulia shares for each Market Leader share. In addition, all outstanding Market Leader options and RSUs will be converted into Trulia options and RSUs using a conversion ratio that retains the same value you have at closing.

Key points:

•	Nothing changes until the deal closes in Q3.

•

Our next trading window will be from Monday, May 13th through Friday, June 14th, and you will be free to buy or sell vested Market Leader shares in that window as always (so long as you don’t have any material non-public information).

•	After the deal closes, if you have outstanding Market Leader equity grants, those grants will be converted to Trulia equity grants with the same vesting status and schedule.

We’ll hold an informational meeting next Monday, May 13th to review this information and to answer any questions you may have. I will be sending a meeting invitation in the next couple days.

We’ll look forward to seeing you at the meeting and to answering questions about your equity awards.

Jackie

Forward-Looking Statements

Statements made in this communication and related statements that express Market Leader, Inc.’s (“Market Leader”) or our management’s intentions, hopes, indications, beliefs, expectations, or predictions of the future constitute forward-looking statements, as defined by the Private Securities

Litigation Reform Act of 1995, and relate to matters that are not historical facts. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern Market Leader’s expectations, strategy, plans or intentions. These statements include those regarding the closing of the merger transaction, the expected timing of the merger transaction and the potential effects of the merger transaction, including if it does not close.

These statements are not guarantees of future performance or events and are subject to risks, uncertainties and assumptions that could cause actual results or events to vary materially from those indicated in this communication, including: the ability to obtain regulatory approvals of the merger transaction on the proposed terms and schedule; the failure of Market Leader’s shareholders to approve the merger transaction; disruption to our business, including customer, employee and supplier relationships resulting from the merger transaction; the effect of the merger transaction on pricing, spending, third-party relationships and revenues; and other factors described in Market Leader’s reports filed with the SEC, including our annual report for the year ended December 31, 2012 and subsequent quarterly reports filed with the SEC, which risks and uncertainties are incorporated herein by reference. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except to the extent required by law, Market Leader disclaims any obligation to update any forward-looking statements after the distribution of this communication, whether as a result of new information, future events, changes in assumptions, or otherwise.

Important Additional Information about the Proposed Transaction

This filing is being made in respect of a proposed business combination involving Trulia, Inc. (“Trulia”) and Market Leader. This communication does not constitute a solicitation of any vote or approval. In connection with the proposed transaction, Trulia will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that includes the preliminary proxy statement of Market Leader and that will also constitute a prospectus of Trulia. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Trulia may not sell the common stock referenced in the preliminary proxy statement/prospectus until the Registration Statement on Form S-4 filed with the Securities and Exchange Commission becomes effective. The preliminary proxy statement/prospectus and this filing are not offers to sell Trulia securities and are not soliciting an offer to buy Trulia securities in any state where the offer and sale is not permitted.

Market Leader, Inc. will mail the proxy statement/prospectus to each of its shareholders. THE PROXY STATEMENT/PROSPECTUS TO BE FILED WITH THE SEC RELATED TO THE PROPOSED TRANSACTION WILL CONTAIN IMPORTANT INFORMATION ABOUT TRULIA, MARKET LEADER, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC (OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS) IN CONNECTION WITH THE PROPOSED MERGER, WHEN AVAILABLE.

Investors and shareholders will be able to obtain free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed with the Securities and Exchange Commission by Market Leader and Trulia through the web site maintained by the Securities and Exchange Commission at www.sec.gov. Free copies of the definitive proxy statement/prospectus (when available) and other documents filed by Market Leader with the Securities and Exchange Commission can also be obtained on Market Leader’s website at www.marketleader.com. Free copies of the Registration Statement on Form S-4 and definitive proxy statement/prospectus (when available) and other documents filed by Trulia with the Securities and Exchange Commission can also be obtained on Trulia’s website at www.trulia.com.

Participants in the Acquisition of Market Leader

Market Leader, Trulia and their respective directors and officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from its shareholders in connection with the merger transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Market Leader’s shareholders in connection with the proposed merger transaction will be set forth in the Registration Statement on Form S-4 and proxy statement/prospectus described above when filed with the SEC. Additional information regarding Trulia’s executive officers and directors is included in Trulia’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 29, 2013, and additional information regarding Market Leader’s executive officers and directors is included in Market Leader’s definitive proxy statement, which was filed with the Securities and Exchange Commission on April 15, 2013. You can obtain free copies of these documents from Trulia or Market Leader using the contact information above.